Exhibit 4.12

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS DEBENTURE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS DEBENTURE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO TM BIOSCIENCE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE SHALL NOT TRADE THE DEBENTURE BEFORE DECEMBER 16, 2006.

UNSECURED SUBORDINATED DEBENTURE

FOR VALUE RECEIVED, Tm Bioscience Corporation (the “Borrower”), hereby promises to pay to Gundy Co., ITF A/C 515-0001427, 161 Bay Street, BCE Place, Toronto, Ontario, M5J 2S8 (the “Holder”) or its permitted assigns or successors in interest, on order, on presentation and surrender of this Unsecured Subordinated Debenture, the aggregate principal amount of three million and fifty thousand in lawful money of the Canada ($3,050,000), together with any accrued and unpaid interest thereon, on the date which is the first anniversary of the date hereof (the “Maturity Date”) or at such other times as set out herein or as otherwise directed by the Holder.

This Unsecured Subordinated Debenture is one of the Unsecured Subordinated Debentures issued by the Borrower on the date hereof. Each such Unsecured Subordinated Debenture shall rank pari passu to one another. No amendments shall be made to any one of the Unsecured Subordinated Debentures or to any provision common to all the Unsecured Subordinated Debentures without the same amendments being made to the other Unsecured Subordinated Debentures. All payments of principal, interest and other amounts due and made to or on behalf of the holders of Unsecured Subordinated Debentures shall be made rateably to or for the benefit of each Holder thereof.

      ARTICLE I
DEFINITIONS
    1.1  Defined Terms. As used in this Unsecured Subordinated Debenture, the following expressions shall have the following meanings:

“Borrower” means Tm Bioscience Corporation, a corporation incorporated under the laws of the Province of Ontario.

“Cash Infusion” has the meaning ascribed thereto in Section 2.3 hereof.

“Event of Default” has the meaning ascribed thereto in Article V hereof.

“Holder” means Gundy Co., ITF A/C 515-0001427, 161 Bay Street, BCE Place, Toronto, Ontario, M5J 2S8.

“Maturity Date” means the first anniversary of the date hereof.

“Obligations” means all monies and all obligations now or at any time and from time to time hereafter owing or payable by the Borrower to the Holder under this Unsecured Subordinated Debenture (whether now existing, presently arising or created in the future), and whether direct or indirect, absolute or contingent, matured or not.

“Person” means an individual, partnership, corporation, trust, unincorporated association, joint venture, governmental agency or other entity.

“Permitted Encumbrances” has the meaning ascribed thereto in Schedule “A” hereof.

“Proceeding” has the meaning ascribed thereto in Section 3.2 hereof.

“Subscription Agreement” means the subscription agreement dated as of the date hereof between the Borrower and the Holder relating to the issuance of this Unsecured Subordinated Debenture by the Borrower to the Holder.

“Senior Debt” has the meaning ascribed thereto in Section 3.1 hereof.

       ARTICLE II
INTEREST & REPAYMENT

    2.1  Interest. The interest payable on this Unsecured Subordinated Debenture shall accrue at eleven percent (11%) per annum, payable monthly in arrears.

    2.2  Optional Prepayment. The Borrower may prepay to the Holder, at any time prior to the Maturity Date, the then remaining principal amount, in whole or in part, together with accrued but unpaid interest thereon, if any, then due, accrued, payable or owing to the Holder under this Unsecured Subordinated Debenture.

    2.3  Mandatory Prepayment. The Borrower shall prepay this Unsecured Subordinated Debenture by paying to the Holder the then remaining principal amount of the Unsecured Subordinated Debenture together with accrued but unpaid interest thereon, if any, then due, accrued, payable or owing to the Holder under this Unsecured Subordinated Debenture, within 30 days of any investment, offering (of debt or equity), receipt of capital contributions, investment income or partnership proceeds, sale of assets or shares, or any similar transaction (collectively, a “Cash Infusion”) that results in net proceeds to the Borrower of fifteen million dollars ($15,000,000) or more. In the event the Cash Infusion results in net proceeds to the Company of less than fifteen million dollars ($15,000,000), the Company shall prepay this Unsecured Subordinated Debenture by paying to the Holder a pro rata portion of the then remaining principal amount of the Unsecured Subordinated Debenture, being the proportion of the actual amount of the net proceeds to the Company of the Cash Infusion relative to fifteen million dollars ($15,000,000) together with accrued but unpaid interest, if any, then due, accrued, payable or owing to the Holder under this Unsecured Subordinated Debenture, within 30 days of the Cash Infusion.

    2.4  No Gross-Up Payments of principal and interest on this Unsecured Subordinated Debenture shall not be increased to take into account any taxes, levies, imposts, deductions, charges or withholdings, including any Canadian withholding taxes payable in respect of interest or amounts deemed to be interest on this Unsecured Subordinated Debenture. For greater certainty, the Borrower shall not be responsible for any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Unsecured Subordinated Debenture.

        ARTICLE III
SUBORDINATION

    3.1  The Obligations are expressly subordinated and postponed, to the extent and in the manner provided in this Article III without any further action or documentation whatsoever being necessary to give effect to such subordination, in right of payment to the prior payment in full of the secured convertible note dated November 22, 2005 held by Laurus Master Fund, Ltd. and any refinancings and renewals thereof (the “Senior Debt”).

    3.2  In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relating to the Borrower, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Borrower, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Borrower (collectively referred to as a “Proceeding”), the holders of Senior Debt shall be entitled to receive payment in full of all the Senior Debt before the Holder shall be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities which may be payable or deliverable in any such event in respect of this Unsecured Subordinated Debenture.

    3.3  Upon any payment or distribution of assets of the Borrower referred to in this Article III, the Holder shall be entitled to call for and rely upon a certificate, addressed to the Holder, of the Person making the payment or distribution for the purpose of ascertaining (i) the Persons entitled to participate in the distribution, (ii) the holder of Senior Debt and other indebtedness of the Borrower, (iii) the amount of the indebtedness, (iv) the amount or amounts paid or distributed, and (v) all other pertinent facts.

    3.4  Subject to the payment in full of all Senior Debt, the Holder shall be subrogated to the rights of the holder of Senior Debt to receive payments and distributions of property and assets of the Borrower in respect of and on account of Senior Debt, to the extent of the application thereto of moneys or other assets which would have been received by the Holder but for the provisions of this Article III, until the principal of and interest on this Unsecured Subordinated Debenture shall be paid in full. No payment or distribution of assets of the Borrower to the Holder which would be payable or distributable to the holder of Senior Debt pursuant to this Article III shall, as between the Borrower, its creditors (other than the holder of Senior Debt) and the Holder, be deemed to be a payment by the Borrower to or on account of the Holder, it being understood that the provisions of this Article III are, and are intended, solely for the purpose of defining the relative rights of the Holder on the one hand, and the holder of the Senior Debt on the other hand. Nothing contained in this Article III or elsewhere in this Unsecured Subordinated Debenture is intended to or shall impair, as between the Borrower and its creditors (other than the holders of Senior Debt), the obligation of the Borrower, which is unconditional and absolute, to pay to the Holder the principal of and interest on this Unsecured Subordinated Debenture and any other amounts payable under this Unsecured Subordinated Debenture as and when the same shall become due and payable in accordance with its terms, or to affect the relative rights of the Holder and creditors of the Borrower other than the holder of the Senior Debt, nor shall anything herein or therein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under this Unsecured Subordinated Debenture, subject to the rights, if any, under this Article III, of the holder of Senior Debt upon the exercise of any such remedy.

    3.5  In the event that, notwithstanding the foregoing provisions of this Article III, the Holder shall have received any payment after a Proceeding has commenced and before all Senior Debt has been paid in full, the Holder shall hold such payment in trust for the benefit of the holders of Senior Debt and shall immediately, upon the completion of the Proceeding, pay the payment over to the holders of Senior Debt for application against unpaid Senior Debt.

    3.6  For greater certainty, this Article III shall not be construed so as to prevent the Holder from receiving and retaining any payments on account of this Unsecured Subordinated Debenture which are made (i) in a manner that is consistent with the terms of this Unsecured Subordinated Debenture or the Subscription Agreement, and (ii) at any time when no event of default, as defined in the instruments creating any Senior Debt, has occurred and is continuing and in respect of which notice has been given by or on behalf of the holder of Senior Debt to the Borrower and the Holder. Until written notice has been given to the Holder by or on behalf of any holder of any Senior Debt of the occurrence of any default with respect to the Senior Debt or the existence of any other facts which would have the result that any payment in respect of this Unsecured Subordinated Debenture would be in contravention of the provisions of this Article III, the Holder shall be entitled to assume that no such default has occurred, or that no such facts exist.

    3.7  The holder of Senior Debt shall be entitled to rely and shall be third party beneficiaries of the provisions of this Article III.

        ARTICLE IV
COVENANTS OF THE BORROWER

    The Borrower hereby covenants and agrees for the benefit of the Holder, that so long as this Unsecured Subordinated Debenture remains outstanding:

    4.1  To Pay Principal Amount and Interest. The Borrower will duly and punctually pay or cause to be duly and punctually paid to the Holder, all amounts payable by the Borrower under this Unsecured Subordinated Debenture at the times and places and in the currency and manner mentioned therein.

    4.2  Proper Records. The Borrower will maintain proper books of account and other records in accordance with applicable generally accepted accounting principles, consistent with past practice.

    4.3  Insurance. The Borrower will maintain insurance at all times with financially sound and reputable insurers and in such amounts and covering such risks as the Borrower reasonably believes is customary for companies engaged in similar businesses and owning similar properties in the same general areas and to the extent available on commercially reasonable terms.

    4.4  Compliance with Laws. The Borrower will comply in all material respects with all applicable laws, rules, regulations, permits, authorizations, consents and orders, the non-compliance with which would materially adversely affect the ability of the Borrower to perform its obligations under this Unsecured Subordinated Debenture.

    4.5  Notice of Default. The Borrower will give the Holder notice of the occurrence of any Event of Default pursuant to this Unsecured Subordinated Debenture or any event which, with the lapse of time or the giving of notice or both, would constitute an Event of Default;

    4.6  Notice of Litigation. The Borrower shall give the Holder, as soon as practicable after it shall become aware of the commencement or threat in writing of any material action, proceeding, arbitration or investigation against the Borrower or any material part of its properties, assets or business.

    4.7  Existence. The Borrower shall preserve and maintain its legal existence in good standing and shall qualify and remain duly qualified to carry on business and own property in each jurisdiction in which failure to maintain such qualification would have a material adverse effect on the business or existence of the Borrower.

    4.8  Use of Proceeds. The Borrower shall use the proceeds of this Unsecured Subordinated Debenture for the Borrower’s pipeline of genetic tests and for general corporate purposes.

    4.9  Reporting Issuer Status. The Borrower will maintain reporting issuer status in at least the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec.

    4.10  Inspection. At all reasonable times the Borrower will, upon prior written notice, furnish or cause to be furnished to the Holder or its duly authorized agent or attorney such information relating to its business as the Holder may reasonably require and such books of account shall at all reasonable times be open for inspection by the Holder or such agent or attorney of the Holder.

    4.11  Financial Statements. Upon the reasonable request of the holder, the Borrower will furnish to the Holder a copy of all financial statements, whether annual or interim, of the Borrower and the report, if any, of the Borrower’s auditors thereon and of all annual and other periodic reports of the Borrower, if any, furnished to its shareholders at the same time as they are furnished to the shareholders.

    4.12  Negative Covenants. The Borrower will not, without the consent of the Holder:

(a)	make any amendment to the articles of the Borrower in a manner which may prejudice the Holder or could reasonably be expected to result in a material adverse change to the Borrower;

(b)	make any payment of any dividend to any shareholder of the Borrower;

(c)	create, incur, grant, assume or suffer to exist any mortgages, charges or security interest over the property and assets of the Borrower other than the Permitted Encumbrances;

(d)
prepay any debt obligations which are subordinate in right of payment to the prior payment in full of the Obligations, in advance of the maturity date or such other date as may be otherwise prescribed by the instrument creating such debt obligation;

(e)	guarantee the obligations of any Person, other than obligations secured by a Permitted Encumbrance or obligations incurred in the ordinary course of business; and

(f)	enter into a transaction with any Person not dealing at arm’s length (as defined in the Income Tax Act (Canada)) with the Borrower outside the ordinary course of business.

ARTICLE V
EVENTS OF DEFAULT AND DEFAULT RELATED PROVISIONS

    Upon the occurrence and continuance of an Event of Default (as defined below), the Holder may by notice in writing to the Borrower declare the principal amount and all accrued interest thereon, and all other amounts, if any, accruing, payable or owing under this Unsecured Subordinated Debenture to be immediately due and payable.

    The occurrence of any of the following events set forth in Sections 5.1 through 5.7, inclusive, constitutes an “Event of Default”:

    5.1  Failure to Pay Principal, Interest or other Amounts. The Borrower fails to pay when due any instalment of principal, interest or other amounts in accordance herewith, or the Borrower fails to pay when due any amount due under any other Unsecured Subordinated Debenture issued by Borrower, and in any such case, such failure shall continue for a period of five (5) business days following the date upon which any such payment was due.

    5.2  Breach of Covenant. The Borrower breaches any covenant or any other term or condition of this Unsecured Subordinated Debenture in any material respect, and such breach, if subject to cure, continues for a period of twenty (20) business days after the occurrence thereof.

    5.3  Receiver or Trustee. The Borrower or any of its subsidiaries shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed, and such appointment is not contested by the Borrower in good faith within five (5) business days of such appointment.

    5.4  Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any of its subsidiaries, unless in any case such proceeding or process is stayed, withdrawn, dismissed or vacated, as the case may be, within ninety (90) days.

    5.5  Default Under Other Agreements. The occurrence and continuance of any event of default (or similar term) by the Borrower under any other indebtedness (including without limitation any claim under a guarantee, acceleration of or demand under existing credit agreements or action taken concerning the enforcement of security) which is not incurred in the ordinary course of business and which is for an amount in excess of $100,000.

    5.6  Default Interest Rate. Following the occurrence and during the continuance of an Event of Default, all outstanding obligations under this Unsecured Subordinated Debenture, including unpaid interest, shall continue to accrue such interest at eleven percent (11%) per annum from the date of such Event of Default until the date such Event of Default is cured or waived.

    5.7  Cumulative Remedies. The remedies under this Unsecured Subordinated Debenture shall be cumulative.

      ARTICLE VI
MISCELLANEOUS

    6.1  Currency. All principal, interest and other amounts owing under this Unsecured Subordinated Debenture, that in accordance with their terms, are paid in cash shall be paid in Canadian dollars.

    6.2  Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

    6.3  Notices. Any notice herein required or permitted to be given shall be in writing and shall be deemed effectively received: (a) upon personal delivery to the party notified, (b) when sent by confirmed telex or facsimile on the business day of the sending (provided it was sent before 4:30 p.m. Toronto time), if not, then on the next business day, and the applicable printed facsimile record shall be definitive evidence of the time and date of such telex or facsimile transmission, or (c) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Borrower at 439 University Avenue, Toronto, Ontario, M5G 158, attention: James Pelot, Chief Operating Officer and Chief Financial Officer, and to the Holder at the address provided in the Subscription Agreement for such Holder, or at such other address as the Borrower or the Holder may designate by ten (10) days advance written notice to the other parties hereto.

    6.4  Amendment Provision. The term “Unsecured Subordinated Debenture” and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

    6.5  Assignability. This Unsecured Subordinated Debenture shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns, and may be assigned by the Holder with the consent of the Borrower, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Holder shall have the right to assign this Unsecured Subordinated Debenture to an affiliate (as such term is defined in the Business Corporations Act (Ontario)) without the consent of the Borrower. This Unsecured Subordinated Debenture shall not be assigned by the Borrower without the consent of the Holder, such consent not to be unreasonably withheld. All assignments and transfers of this Unsecured Subordinated Debenture shall be in accordance with applicable securities laws.

    6.6  Governing Law. This Unsecured Subordinated Debenture will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

    6.7  Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

    6.8  Construction. Each party acknowledges that its legal counsel participated in the preparation of this Unsecured Subordinated Debenture and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Unsecured Subordinated Debenture to favor any party against the other.

    6.9  Counterparts. This Unsecured Subordinated Debenture may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

    6.10  Cost of Collection. If default is made in the payment of this Unsecured Subordinated Debenture, the Borrower shall pay to Holder reasonable costs of collection, including reasonable legal fees.

    6.11  Third Party Beneficiary Clause. There are no third party beneficiaries under this Unsecured Subordinated Debenture other than the holders of Senior Debt.

    IN WITNESS WHEREOF, the parties have executed this Unsecured Subordinated Debenture as of this _____ day of August, 2006.

TM BIOSCIENCE CORPORATION

By:	/s/ James Pelot
Name: James Pelot
Title

GUNDY CO.

By:	/s/
Name:
Title

SCHEDULE “A”

PERMITTED ENCUMBRANCES

“Permitted Encumbrances” means any of the following:

(i)	liens for taxes, assessments, governmental charges or levies not at the time due unless contested in good faith by all necessary proceedings;

(ii)
defects or irregularities in title to land, easements, rights of way or other similar rights in land existing at the date hereof which individually or in the aggregate do not materially impair the usefulness in the business of the Borrower, its subsidiaries or the property subject thereto;

(iii)
rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same or to require annual or other periodic payments as a condition to the continuance thereof;

(iv)
any lien or encumbrance the validity of which is being contested by the Borrower in good faith and in respect of which either there shall have been deposited with the Holder cash in an amount sufficient to satisfy the same or the Holder shall be otherwise satisfied that its interests are not prejudiced thereby;

(v)	any reservations, limitations, provisos and conditions expressed in any original grant from the Crown;

(vi)
title defects or irregularities which, in the opinion of counsel to the Holder, are of a minor nature and in the aggregate shall not materially impair the usefulness in the business of the Company or its Subsidiaries;

(vii)
a security interest in cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar liens;

(viii)
security given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of the Borrower or any of its subsidiaries;

(ix)
a security interest arising under a lease (other than a lease for real property) entered into in the ordinary course of business over the goods that are the subject matter of such lease, to an aggregate amount of $500,000;

(x)
a security interest in or title retention relating to equipment (not constituting, for greater certainty, inventory) which is created to secure the unpaid purchase price thereof or retain title thereto until so paid, provided that each such security interest is limited to the asset so acquired (and any insurance or other proceeds thereof) and does not secure an amount in excess of the purchase price thereof or any re-advance on the security of the equipment;

(xi)
security interests or any security granted by the Company in connection with the letter of credit issued by the Royal Bank of Canada in favour of Luminex Corporation and in connection with the secured convertible note issued by the Borrower to Laurus Master Fund, Ltd., and any refinancings and renewals thereof;

(xii)
other encumbrances arising by operation of law or which are not material in character, amount, and extent and do not materially detract from the value of the property subject thereto, the use of the Borrower’s or any of its subsidiaries’ assets or materially impair the operations of the Borrower or any of its subsidiaries; and

(xiii)
liens held by customers or suppliers of the Borrower or any of its subsidiaries in respect of the work-in-progress relating to: (i) goods under production for customers and any assignment of such liens to third parties as approved by the Holder; (ii) all equipment drop shipped to the Borrower or any of its subsidiaries by its customers (or suppliers) for integration to machinery which is owned by such customers (or suppliers); and (iii) in leasehold improvements.

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